Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 6 DATED JANUARY 24, 2022
TO THE OFFERING CIRCULAR DATED JULY 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated July 29, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 29, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the offering price for our common shares throughout the Offering Circular

Offering Price for Our Common Shares

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

We are continuing to offer up to 2,573,084 shares of our Class B Common Stock to the public. As of January 24, 2022, we had sold 62,508 shares at $8.87 per share, 1,738,062 shares at $9.09 per share, 1,557,297 shares at $9.54 per share, 492,080 shares at $10.90 per share, and 1,002,310 shares at $11.44 per share for approximately $48.0 million in offering proceeds. We have also sold 611,887 shares of our Class B Common Stock in a private placement offering at $11.44 per share. Effective January 24, 2022, the offering price per share of our Class B Common Stock is $13.08. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Maximum (1)
Public Offering Price (2)	$13.08	$81,696,080
Underwriting Discounts and Commissions (3)	$—	$—
Proceeds to Us from this Offering to the Public (Before Expenses (4))	$13.08	$81,696,080
Proceeds to Other Persons	$—	$—

(1)	This is a “best efforts” offering, which means we are only required to use our best efforts to sell the Class B Common Stock offered in this offering. The amount of offering proceeds received during the 12 months prior to January 24, 2022 was $31.7 million.

(2)	The price per share shown was arbitrarily determined by our board of directors and will apply for the duration of this offering.

(3)	Investors will not pay upfront selling commissions in connection with the purchase of our Class B Common Stock.

(4)	All expenses incurred as a result of this offering, which we estimate to be approximately $375,000, will be borne by us. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A. Purchasers of our Class B Common Stock are not directly responsible for costs incurred as a result of this offering.

The following information supersedes and replaces the following risk factors on pages 21 and 22 of the Offering Circular:

This offering and the offerings of our eDirectTM Programs are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our and our eDirectTM Programs’ offerings, and we may not raise adequate capital to implement our business strategy.

Our Class B Common Stock and the common shares of our eDirectTM Programs are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year, (C) who has certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, as designated by the SEC or (D) who, with respect to investments in a private fund, are “knowledgeable employees” of the fund, as defined in the Investment Company Act of 1940) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock and the common shares of our eDirectTM Programs are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock or in the common shares of an eDirectTM Program, as applicable, does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising approximately $81.7 million in this offering and each eDirectTM Program’s goal of raising $75,000,000 on a rolling 12-month basis in its offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, the eDirectTM Programs’ offerings, and a larger investor base involves increased transaction costs, which will increase our, our eDirectTM Programs’ expenses. Further, if our eDirectTM Programs are unable to successfully raise capital for their respective business strategies, we will experience a decrease in the fees that we collect from our eDirectTM Programs or from real estate operators that may be borrowers or joint venture partners with our eDirectTM Programs, which would have a negative effect on our growth prospects.

We will continue to be controlled by our executive officers who hold shares of our capital stock, and their interests may conflict with those of our other stockholders.

Upon the completion of this offering (that is, assuming that, at the current price, we are able to raise the balance of the aggregate $81.7 million of Class B Common Stock being offered in this offering), our executive officers who hold shares of our capital stock, one of whom is Benjamin Miller, our Chief Executive Officer, will collectively hold more than fifty percent (50%) of the combined voting power of our capital stock (after giving effect to the voting rights of the holders of preferred stock, voting on an as-converted basis). So long as our executive officers continue to collectively hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our executive officers may not always coincide with the interests of other stockholders, and our executive officers may act in a manner that advances their best interests and not necessarily those of our other stockholders.

The following information supersedes and replaces the first paragraph under “Use of Proceeds” on page 35 of the Offering Circular:

We estimate that the net proceeds to us from the sale of Class B Common Stock in this offering will be approximately $81.7 million, based upon (i) previous capital raised in this offering of approximately $48.0 million, (ii) the sale of an additional 2,573,084 shares of Class B Common Stock being offering under this offering circular at an offering price of $13.08 per share and (iii) an estimate of $375,000 offering expenses payable by us being dedicated from the gross proceeds. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A. We previously raised approximately $66.4 million in our prior offering statement, which was qualified in January 2017 and offered through January 2020.

The following information supersedes and replaces “Dilution” on page 37 of the Offering Circular:

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests.

Our pro forma net tangible book value per share as of January 24, 2022, was approximately $37.7 million, or approximately $0.96 per share of our Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of an additional 2,573,084 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	81.7 Million Raise
Price per Share	$13.08
Shares previously issued in this offering	4,852,257	(1)
Additional estimated shares to be issued in this offering	2,573,084
Total expected shares in this offering	7,425,341
Previous proceeds from this offering	$48,040,141
Additional estimated proceeds from this offering	$33,655,939
Anticipated Net Offering Proceeds from this offering	$81,321,080	(2)
Capital raised in previous offering(s)	$66,374,239	(3)
Net Tangible Book Value Pre-Financing from this offering	$37,689,414	(4)
Net Tangible Book Value Post-Financing	$71,345,353	(4)

Shares issued and outstanding Pre-Offering assuming full conversion	39,329,528	(5)
Post-Financing Shares Issued, net of Redemptions	41,902,612	(5)

Net tangible book value per share prior to offering	$0.96
Increase/(Decrease) per share attributable to new investors	$0.74
Net tangible book value per share after offering	$1.70
Dilution per share to new investors ($)	$11.38
Dilution per share to new investors (%)	86.98%

(1)	62,508 shares have been previously sold in this offering at $8.87 per share for proceeds of approximately $554,446, 1,739,062 shares have been previously sold in this offering at $9.09 for proceeds of approximately $15,798,984, 1,557,297 shares have been previously sold in this offering at $9.54 for proceeds of $14,856,613, 492,080 shares have been previously sold in this offering at $10.90 for proceeds of $5,363,672, and 1,002,310 shares have been previously sold in this offering at $11.44 for proceeds of approximately $11,466,426. Does not include 611,887 shares that have been sold in a private placement pursuant to Rule 506(c) of Regulation D at $11.44 for proceeds of $6,999,987 in 2021.

(2)	Net Offering Proceeds from this offering is net of estimated offering expenses of $375,000. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A.

(3)	Includes proceeds raised from the offering of 9,966,425 shares pursuant to Regulation A and 23,668 shares pursuant to Rule 506(c) of Regulation D at an average share price of $6.64 in a previous offering.

(4)	Net tangible book value is based on the net tangible equity attributable to equity holders of the Company as of June 30, 2021 in additional to offering proceeds of $18,466,414 received after June 30, 2021. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests are excluded from the Company's net tangible book value.

(5)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued restricted Class A Common Stock grants.

The following table sets forth, as of January 24, 2022, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, using the prior offering results, and assuming the remaining 2,573,084 shares being offered pursuant to this Offering Circular are issued at $13.08 per share, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014, 2021	2,455,894		$0.17	(2)
Class F Common Stock	2014	10,000,000		N/A	(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20

Total Common Stock Equivalents		24,320,940		$1.04
Class B Investors, assuming an additional $33.7 million raised	2017-2021	18,027,321		$8.60	(4)

Total After Inclusion of this Offering		42,348,261		$4.10
Class B Redemptions		(445,649)
Total After Inclusion of this Offering, net of Class B redemptions		41,902,612

(1)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2)	As of January 24, 2022, 2,453,935 shares have been authorized and issued, and are fully vested, and 1,959 options have been exercised. Class A Common Stock Issued previously included 432,965 forfeited shares, these are no longer included in the total Class A Common Stock Issued, as it is unlikely that we will reissue those shares under our Stock Plan in the foreseeable future. 1,912,900 shares were issued for an effective cash price of $0.1105 per share. 174,000 shares were issued for an effective cash price of $0.19 per share. 797,500 were issued for an effective cash price of $0.29 per share. 2,500 shares were issued for an effective cash price of $5.50 per share. 459 options were exercised for $5.50 per share and 1,500 options were exercised for $5.25 per share.

(3)	Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC, Fundrise Servicing LLC, and other assets of the Company.

(4)	Based on shares issued previously, and assuming the remaining shares being offered pursuant to this offering circular are issued at $13.08 per share, the Class B weighted average per share will be $8.60. This share number includes 611,887 shares sold at $11.44 per share pursuant to Rule 506(c) of Regulation D in 2021.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options and restricted stock units (RSUs) that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.